

Mail Stop 7010

January 13, 2008

Via U.S. Mail and Fax (214) 397-3416
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

>   **Re: ENSCO International Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended September 30, 2008**
>   **Filed October 23, 2008**
>   **File No. 1-08097**

Dear Mr. Swent:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>   /s/ Chris White
>
>   Chris White
>   Branch Chief